UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-41598

LAKESHORE BIOPHARMA CO., LTD

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CHANGE IN COMPANY’S CERTIFYING ACCOUNTANTS

Auditor Change from Wei, Wei & Co., LLP to Grant Thornton Zhitong Certified Public Accountants LLP

On November 12, 2024, the Audit Committee of the Board of Directors (the “Audit Committee”) of LakeShore Biopharma Co., Ltd (the “Company”) approved the dismissal of Wei, Wei & Co., LLP (“WW&C”) as the Company’s independent registered public accounting firm, effective November 12, 2024, and the appointment of Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”) as the Company’s new independent registered public accounting firm for the fiscal year ending March 31, 2025. Grant Thornton was formally engaged on November 12, 2024.

The reports of WW&C on the consolidated financial statements of the Company and its subsidiaries as of March 31, 2024 and 2023, and for each of the years in the three-year period ended March 31, 2024, contained no adverse opinion or disclaimer of opinion and were not qualified except for the inclusion of an emphasis of the Company’s going concern uncertainty.

During the fiscal years ended March 31, 2024 and 2023, and the subsequent period through November 12, 2024, there were (i) no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and WW&C on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of WW&C, would have caused WW&C to make reference to the subject matter of the disagreement in WW&C’s reports on the consolidated financial statements of the Company and its subsidiaries for such years, and (ii) no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).

The Company provided WW&C with a copy of the disclosures it is making in this current report on Form 6-K and requested that WW&C furnish it with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not WW&C agrees with the above disclosures and, if not, stating the respects in which WW&C does not agree. A copy of WW&C’s letter to the SEC, dated November 12, 2024, is furnished herewith as Exhibit 99.1 to this current report on Form 6-K.

During the fiscal years ended March 31, 2024 and 2023, and the subsequent period through November 12, 2024, neither the Company nor anyone on its behalf consulted with Grant Thornton regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, (iii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions), or (iv) any reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

INCORPORATION BY REFERENCE

This current report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-279544 and File No. 333-273165) and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
99.1	Letter from Predecessor Auditor

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LakeShore Biopharma Co., Ltd

By:	/s/ Rachel Yu
Name:	Rachel Yu
Title:	Director and Chief Financial Officer

Date: November 12, 2024

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